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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Badger Paper Mills, Inc.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
056543 10 1
(CUSIP Number)
December 31, 2004
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. 056543 10 1

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edwin A. Meyer, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 241,564
BENEFICIALLY OWNED	6	SHARED VOTING POWER 37,994*
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 241,564
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,070**
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 9,512 shares owned by Gloria L. Meyer of which Mr. Meyer disclaims beneficial ownership.
**	Includes 241,564 shares held by the Edwin A. Meyer, Jr. and Gloria L. Meyer Revocable Living Trust, dated July 1, 1999, of which Mr. Meyer is the trustee, 9,512 shares owned by Gloria L. Meyer of which Mr. Meyer disclaims beneficial ownership and 37,994 shares owned by other parties.

Page 2 of 7 Pages

CUSIP No. 056543 10 1

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edwin A. Meyer, Jr. and Gloria L. Meyer Revocable Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable

NUMBER OF SHARES	5	SOLE VOTING POWER 241,564
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 241,564
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,564
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO: a trust

Page 3 of 7 Pages

CUSIP No. 056543 10 1

Item 1(a).	Name of Issuer:

Badger Paper Mills, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 West Front Street Peshtigo, Wisconsin 54157-0149

Item 2(a).	Name of Persons Filing:

Edwin A. Meyer, Jr.

Edwin A. Meyer, Jr. and Gloria L. Meyer Revocable Living Trust, dated July 1, 1999 (the “Trust”).

This statement on Schedule 13G is being filed on behalf of both Edwin A. Meyer, Jr. and the Trust. Edwin A. Meyer, Jr. is the trustee of the Trust.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of Edwin A. Meyer is 7255 Cortland Circle, Egg Harbor, Wisconsin 54209

The address of the Trust is Edwin A. Meyer, Jr. and Gloria L. Meyer Revocable Living Trust, Baylake Bank, Trust Department, P.O. Box 9, Sturgeon Bay, Wisconsin 54235

Item 2(c).	Citizenship:

Edwin A. Meyer is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, No Par Value

Item 2(e).	CUSIP Number:

056543 10 1

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Page 4 of 7 Pages

CUSIP No. 056543 10 1

Item 4.	Ownership.

(a)-(c)	Information concerning the amount and percentage of shares of the Issuer’s Common Stock beneficially owned by each reporting person is set forth below and is based upon the number of shares of the Issuer’s Common Stock outstanding as of December 31, 2004.

Reporting Person	Sole Voting Power	Sole Dispositive Power	Shared Voting Power	Shared Dispositive Power	Aggregate Beneficial Ownership	Percentage of Outstanding Shares of Common Stock
Edwin A. Meyer, Jr.	241,564	241,564	37,994(1)	0	289,070(2)	14.1%
Edwin A. Meyer, Jr.
and Gloria L. Meyer
Revocable Living
Trust	241,564	241,564	0	0	241,564	11.8%

(1)	Excludes 9,512 shares owned by Gloria L. Meyer of which Mr. Meyer disclaims beneficial ownership.
(2)	Includes 241,564 shares held by the Trust of which Mr. Meyer is the trustee, 9,512 shares owned by Gloria L. Meyer of which Mr. Meyer disclaims beneficial ownership and 37,994 shares owned by other parties.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 5 of 7 Pages

CUSIP No. 056543 10 1

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1	Schedule 13G Joint Filing Agreement

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2005

/s/ Edwin A. Meyer, Jr.
Edwin A. Meyer, Jr.

Edwin A. Meyer, Jr. and Gloria L. Meyer
  Revocable Living Trust

By:	/s/ Edwin A. Meyer, Jr. Edwin A. Meyer, Jr., Trustee

Page 6 of 7 Pages

EXHIBIT 1

SCHEDULE 13G JOINT FILING AGREEMENT

        WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing; and

        WHEREAS, the parties hereto desire to enter into this Schedule 13G Joint Filing Agreement (the “Agreement”) dated as of the 10th day of February 2005.

        NOW, THEREFORE, the undersigned hereby agree as follows:

        1.        The Schedule 13G with respect to Badger Paper Mills, Inc., to which this Agreement is attached as Exhibit 1 ( “Schedule 13G”), is filed on behalf of Edwin A. Meyer, Jr. and the Edwin A. Meyer, Jr. and Gloria L. Meyer Revocable Living Trust.

        2.        Each of Edwin A. Meyer, Jr. and the Edwin A. Meyer, Jr. and Gloria L. Meyer Revocable Living Trust is responsible for the completeness and accuracy of the information concerning such person contained in Schedule 13G; providedthat, subject to paragraph (k) of Rule 13d-1, each person is not responsible for the completeness or accuracy of the information contained in Schedule 13G concerning the other person making such filing.

        IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

/s/ Edwin A. Meyer, Jr.
Edwin A. Meyer, Jr.
Edwin A. Meyer, Jr. and Gloria L. Meyer Revocable Living Trust
By: /s/ Edwin A. Meyer, Jr.
Edwin A. Meyer, Jr., Trustee

Page 7 of 7 Pages